AUR RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

December 16, 2002

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

02060857

SUPPL

Dear Sirs,

Please find enclosed a copy of the 2002 Third Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble
Assistant Secretary

Encl.

\kn

PROCESSED
P JAN 14 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC 27 2002
WASH. D.C. 155 SECTION

82-4624

Aur RESOURCES INC.

SEC MAIL PROCESSING RECEIVED DEC 27 2002 WASH. D.C. 155 SECTION

REPORT TO SHAREHOLDERS - THIRD QUARTER 2002

AUR RESOURCES INC. REPORTS EARNINGS OF US$2.9 MILLION AND CASH FLOW FROM OPERATING ACTIVITIES OF US$16.2 MILLION IN THE THIRD QUARTER OF 2002

Highlights for the Quarter

Aur Resources had net earnings of $2.9 million in the third quarter of 2002, copper production of 55.9 million pounds and cash operating costs at the Louvicourt, Andacollo and Quebrada Blanca mines averaging $0.48 per pound of copper sold. Cash and working capital were $67.2 million and $80.5 million, respectively, at September 30, 2002. Aur is a US dollar reporter.

Financial Highlights

Revenues were $46.3 million in the third quarter of 2002 compared to $52.0 million for the same period in 2001. Net earnings were $2.9 million, equal to $0.03 per share for the quarter, compared to $7.0 million or $0.08 per share for the same quarter last year. Cash flow from operating activities was $16.2 million, equal to $0.18 per share, compared to $17.3 million or $0.19 per share in the third quarter of 2001.

Revenues for the nine month period ending September 30, 2002 were $141.3 million compared to $159.8 million for the same period in 2001. Net earnings were $8.1 million, equal to $0.08 per share, for the period, compared to $16.1 million or $0.17 per share in 2001. Cash flow from operating activities was $42.3 million, equal to $0.46 per share for the nine months ended September 30, 2002, compared to $52.8 million or $0.58 per share in 2001. Aur's cash position at September 30, 2002 was $67.2 million and working capital was $80.5 million.

Aur's forward sale of 26.5 million pounds of copper at $0.83 per pound generated $3.8 million of revenue for the Company in the third quarter and assisted Aur in realizing an average of $0.78 per pound of copper sold, compared to the LME average price for the quarter of $0.69 per pound. In the third quarter of 2001, revenues from the forward sale of 38.5 million pounds of copper at $0.87 per pound totalled $7.8 million and assisted Aur in realizing an average of $0.82 per pound of copper sold, compared to the LME average price for the quarter of $0.67 per pound. For the year-to-date, revenues from the forward sale of 79.5 million pounds of copper at $0.83 per pound totalled $9.7 million and allowed Aur to realize an average of $0.78 per pound of copper sold compared to the year-to-date LME average of $0.71 per pound to September 30, 2002. Aur realized an average of $0.85 per pound of copper sold in the third quarter of 2001 compared to the LME average of $0.74 per pound.

A $1.5 million mandatory prepayment of Aur's bank loan was made on August 15, 2002 from Aur's excess cash flow in the first half of 2002 reducing the balance outstanding to $132.9 million.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the third quarter of 2002 was 55.9 million pounds of copper, 4.0 million pounds of zinc, 53,000 ounces of silver and 1,900 ounces of gold, compared to 62.8 million pounds of copper, 2.6 million pounds of zinc, 78,000 ounces of silver and 2,800 ounces of gold in the third quarter of 2001. Minesite revenues were $42.5 million and mine cash operating costs were $29.3 million in the third quarter of 2002, compared to $44.2 million and $29.6 million, respectively, for the same period in 2001. Commencing with this quarter's financial report, the non-cash component of the provision for mine closure and site restoration has been disclosed separately from the cash mining expenses. Comparative figures for the corresponding periods have also been reclassified. Minesite revenues were $1.7 million lower than for the same period in 2001 due to lower copper sales this year. Operating revenues were below budget due to a combination of 4.2 million fewer pounds of copper being sold and lower copper prices. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.48 for the quarter, compared to $0.45 in the third quarter of 2001. The comparative figures for the cash operating cost per pound of copper sold have been restated to exclude the non-cash provision for mine closure and site restoration costs, which was approximately $0.01 per pound of copper sold. Mine cash operating costs were $0.3 million lower than for the same period in 2001. Cash flow from mining operations, before investments in capital assets of $9.1 million at the minesites, was $15.4 million in the third quarter of 2002, compared to $13.8 million for the same period last year.

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the nine months ended September 30, 2002 was 176.0 million pounds of copper, 10.3 million pounds of zinc, 160,000 ounces of silver and 6,200 ounces of gold, compared to 180.7 million pounds of copper, 8.1 million pounds of zinc, 194,000 ounces of silver and 7,300 ounces of gold in the nine months ended September 30, 2001. Minesite revenues were $131.6 million and mine cash operating costs were $87.8 million for the year-to-date compared to $144.7 million and $95.0 million, respectively, in 2001. Operating revenues, excluding those from Aur's copper forward sales, were $18.1 million below budget primarily as a result of lower realized copper prices and sales. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.03 better than budget at $0.47 for the nine months ended September 30, 2002 and $0.02 better than the $0.49 in 2001. Cash flow from mining operations for the nine months ended September 30, 2002 was $40.3 million before capital expenditures at the mines of $17.8 million compared to $57.0 million and $6.4 million, respectively, last year.

Louvicourt Mine

The Louvicourt Mine produced 23.3 million pounds of copper and 13.3 million pounds of zinc from 378,437 tonnes of ore milled during the third quarter of 2002. Mill throughput was 22,500 tonnes lower, copper production was 10.5 million pounds lower and zinc production was 4.6 million pounds higher than in the third quarter of last year. Copper production was 1.2 million pounds below budget, while zinc production was 1.0 million pounds higher than budgeted for the third quarter, principally due to lower head grades for copper, gold and silver resulting from changes in mine stope sequencing.

Aur RESOURCES INC.

Louvicourt produced 73.1 million pounds of copper and 34.5 million pounds of zinc from 1,120,668 tonnes of ore milled during the nine months ended September 30, 2002. Mill throughput and copper production were 39,500 tonnes and 12.9 million pounds lower, respectively, and zinc production was 7.5 million pounds higher than for the same period last year. Copper and zinc production for the year-to-date were 3.9 million pounds and 3.8 million pounds less than budgeted due to lower head grades resulting from mine sequencing changes in the first quarter and lower tonnages milled.

Aur's share of Louvicourt's revenues was $6.8 million in the third quarter of 2002, compared to $8.4 million in 2001. The difference in revenues is principally due to lower metal sales. Aur's cash operating costs for the quarter, net of by-product credits, were $0.02 lower than budgeted at $0.43 per pound of copper sold due to lower than budgeted smelting and refining costs. Mine site operating costs were lower than budget at $24.55 per tonne milled, and slightly higher than the $24.03 per tonne last year. There were no capital expenditures in the third quarter of this year.

Aur's share of Louvicourt's revenues was $22.1 million for the nine months ended September 30, 2002, compared to $24.0 million in 2001. The lower revenue was principally due to lower sales volume and lower metal prices. Cash operating costs, net of by-product credits, for the year-to-date were $0.02 lower than budget at $0.46 per pound of copper sold. Capital expenditures for the year-to-date were nil compared to $0.2 million in 2001.

The Louvicourt Mine's production for the year 2002 is expected to be 0.7 million pounds below budget at 96.3 million pounds of copper and 10.0 million pounds below budget for zinc at 42.8 million pounds as a result of mine sequencing changes made in the first quarter of 2002. The high grade zinc ore not mined in 2002 is expected to be mined over the next two years. Cash operating costs are expected to be $0.01 per pound lower than originally budgeted at $0.48 per pound of copper sold, net of by-product credits, for the full year 2002.

Andacollo Mine

The Andacollo Mine produced 11.5 million pounds of high quality LME Grade A cathode copper during the third quarter of 2002, 0.1 million pounds higher than budgeted. A total of 4.1 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 3.2:1, all of which were essentially as budgeted. Andacollo produced 11.1 million pounds of high quality cathode copper during the third quarter of 2001. A total of 3.9 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 2.9:1 in the third quarter of 2001.

Andacollo's revenues of $8.5 million, generated from the sale of 11.8 million pounds of copper in the third quarter of 2002, were higher than the revenues of $7.8 million in 2001 as a result of higher copper sales this year. Cash operating costs were $5.3 million, $0.6 million lower than budget, and $0.7 million lower than the $6.0 million in 2001. Lower cash operating costs in most areas of the operation and an increase in the number of pounds of copper sold in the third quarter of 2002 resulted in cash operating costs of $0.45 per pound of copper sold, $0.05 lower than budgeted, compared to $0.55 for the same period in 2001. Capital expenditures were $0.6 million in the third quarter, compared to $0.3 million in 2001. Cash flow from operating activities was $2.7 million in the third quarter of 2002, compared to $2.3 million in 2001.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur RESOURCES INC.

Andacollo produced 36.3 million pounds of high quality LME Grade A cathode copper during the nine months ended September 30, 2002. A total of 12.4 million tonnes of rock, of which 2.9 million tonnes was ore, was mined at a strip ratio of 3.3:1. Andacollo produced 34.2 million pounds of copper in the same period in 2001. A total of 12.0 million tonnes of rock, of which 2.8 million tonnes was ore, was mined at a strip ratio of 3.3:1 in 2001.

Andacollo's revenues were $26.1 million for the nine months ended September 30, 2002 compared to $27.0 million in 2001 as a result of lower metal prices this year. Cash operating costs were $17.2 million or $0.48 per pound of copper sold compared to $0.54 per pound last year. The cash operating costs were $0.07 per pound lower than budgeted as a result of operating cost efficiencies in all areas of the mine. Capital expenditures were $1.2 million for the year-to-date, primarily for major overhauls of mining trucks, compared to $1.1 million in 2001. Capital expenditures are expected to total $1.9 million in 2002, approximately $0.2 million higher than budgeted.

For the full year 2002, Andacollo is expected to produce 48.2 million pounds of copper, 2.5 million pounds more than originally budgeted at a cost of $0.49 per pound of copper sold, $0.05 per pound better than budgeted.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 37.4 million pounds of 100% LME Grade A cathode copper in the third quarter of 2002, approximately 6.2 million pounds lower than budgeted, compared to 41.6 million pounds in 2001. Unusually harsh winter conditions experienced in July and August was the principal reason for the production shortfall. A total of 7.1 million tonnes of rock, of which 2.7 million tonnes was ore, was mined at a strip ratio of 1.7:1 in the third quarter of 2002, compared to 7.7 million tonnes of rock, of which 3.7 million tonnes was ore, at a strip ratio of 1.1:1 for the third quarter of last year.

Quebrada Blanca's revenues, generated from the sale of 38.0 million pounds of copper, were $27.3 million in the third quarter of 2002, approximately $5.9 million below budget, due principally to lower sales volumes. Operating revenues of $28.0 million in the third quarter of 2001 were $0.7 million higher than in 2002 due to higher sales of cathode copper in 2001. Cash operating costs were $18.8 million, equal to $0.49 per pound of copper sold, and were $2.9 million under budget due to cost savings in all areas of the operations. The cash operating costs per pound of copper produced and sold in the third quarter of 2001 were both $0.44. Cash flow from operating activities was $9.3 million in the third quarter of 2002 compared to $10.7 million in 2001.

Quebrada Blanca produced 117.8 million pounds of copper in the nine months ended September 30, 2002, 11.7 million pounds less than planned. A total of 23.0 million tonnes of rock, of which 7.9 million tonnes was ore, was mined at a strip ratio of 1.9:1 in 2002. Copper quality was 100% LME Grade A. A total of 23.0 million tonnes of rock, of which 8.8 million tonnes was ore, was mined at a strip ratio of 1.6:1 in 2001.

Quebrada Blanca's revenues were $83.4 million for the nine months ended September 30, 2002, approximately $15.0 million below budget due principally to lower production and sales of copper and lower realized copper prices. Cash operating costs were $54.2 million or $0.47 per pound of copper sold, $0.03 per pound below budget for the year-to-date due to cost savings in all areas of the mine. Cash flow from operating activities was $25.6 million in the nine months ended September 30, 2002.

Aur RESOURCES INC.

For the full year 2002, Quebrada Blanca is expected to produce approximately 160.9 million pounds of copper, approximately 11.9 million pounds less than budgeted, at a cost of approximately $0.47 per pound of copper sold, $0.01 per pound lower than originally budgeted.

Capital expenditures were $8.5 million, compared to the budget of $7.1 million for the third quarter of 2002 and actual expenditures of $3.6 million in 2001. Capital expenditures for the nine months ended September 30, 2002 totalled $16.4 million, $4.6 million less than budget, compared to $4.9 million in 2001. Capital expenditures are expected to total $25.2 million in 2002, essentially as budgeted. The dump leach and power grid connection projects are expected to be completed by year end as scheduled.

Other Financial Information

Exploration expenses were $0.8 million and $2.7 million in the third quarter and year-to-date 2002, respectively, compared to $0.5 million and $3.2 million, respectively, in 2001. For the 2002 year, exploration expenses are expected to be as budgeted at $4.1 million.

Administration expenses were as budgeted at $1.1 million and $3.8 million in the third quarter and year-to-date 2002, respectively, compared to $1.1 million and $3.4 million, respectively, in 2001. For the 2002 year, administration expenses are expected to be as budgeted at $5.1 million.

Depreciation and amortization expenses were essentially as budgeted at $9.8 million and $30.1 million in the third quarter and year-to-date 2002, respectively, compared to $10.0 million and $29.5 million, respectively, in 2001.

Interest expense on Aur's bank loan was $1.3 million and $4.3 million, respectively, in the third quarter and year-to-date 2002, compared to $2.5 million and $9.3 million, respectively, in 2001. The principal reason for the lower interest expense was significantly lower interest rates in 2002 combined with reductions in the bank loan principal balance outstanding. For the 2002 year, interest expense is expected to total $6.0 million, $1.5 million lower than budgeted. Aur's bank debt is based on floating LIBOR interest rates.

Investments in capital assets totalled $9.1 million in the third quarter of 2002, of which $8.5 million was expended at Quebrada Blanca, compared to $3.8 million in 2001. For 2002 year-to-date, investments in capital assets totalled $22.0 million, of which $16.4 million was expended at Quebrada Blanca and $3.8 million was spent on the Duck Pond acquisition, compared to $6.7 million in 2001. Aur anticipates that capital expenditures in 2002, excluding the Duck Pond acquisition cost, will be as originally budgeted at $27.0 million.

At Aur's Annual and Special Meeting held April 25, 2002, the shareholders approved a special resolution authorizing an amendment to Aur's articles to convert the 2.0 million Class B shares into 1.3 million common shares. Common shares now constitute the only class of issued shares of Aur.

For the balance of 2002, Aur has sold forward and holds matching call options for 26.5 million pounds of copper at a price of $0.83 per pound. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 26.5 million pounds of remaining copper production in 2002. Aur has also sold forward and holds matching call options for 50.0 million pounds of copper per year in each of 2003 and 2004. The forwards and calls mature as to 6.9 million pounds per month from January to June and 1.4 million pounds per month from July to December in each of 2003 and 2004.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

Aur
RESOURCES INC.

As described in note 9 to the interim consolidated financial statements, the Canada Customs and Revenue Agency ("CCRA") is conducting an audit of Aur's income tax returns for the 1996 to 1999 taxation years. The non-capital losses claimed by Aur that arose from the amalgamation of Aur and Canada Tungsten Inc. on January 1, 1997 have been questioned by CCRA. It is the opinion of management that Aur's income tax filings are correct. No reassessments of Aur's tax returns have been issued by CCRA; however, should it do so, Aur would be required to prepay approximately $6.7 million of the potential tax liability, plus interest, while Aur contests the reassessment in the courts. As a reassessment has not been issued, no amount has been recorded in the financial statements. Should a reassessment be issued and upheld by the courts, Aur would, at that time, record a charge to earnings of $10.1 million, plus interest. Aur will vigorously contest in court any such reassessment issued by CCRA.

Aur uses the intrinsic method of accounting for stock-based compensation. Had stock-based compensation for options granted since January 1, 2002 under Aur's employee stock option plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the expense for the three months and nine months ended September 30, 2002 would have totalled $24,000 and $36,000, respectively, and based upon options granted in 2002 to date, the fair value of stock-based compensation expense for the entire 2002 year would total $79,000.

On behalf of the Board.

James W. Gill
President & Chief Executive Officer

October 31, 2002

RESOURCES INC.

PRODUCTION STATISTICS
Three months ended September 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	378,437	963,744	1,813,361	n/a
Grade				
Copper (%)	2.89	0.72	1.54	n/a
Soluble copper (%)	n/a	0.60	1.42	n/a
Zinc (%)	1.88	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.77	-	-	n/a
Copper (pounds)				
Produced	6,991,000	11,511,000	37,373,000	55,875,000
Sold	6,991,000	11,783,000	37,966,000	56,740,000
Less: minority interests	-	(3,535,000)	(3,796,000)	(7,331,000)
Net to Aur	6,991,000	8,248,000	34,170,000	49,409,000
Inventory	-	747,000	4,707,000	5,454,000
Other metals produced and sold				
Zinc (pounds)	3,995,000	-	-	3,995,000
Gold (ounces)	1,900	-	-	1,900
Silver (ounces)	53,000	-	-	53,000
Cost per pound of copper sold	$0.43	$0.45	$0.49	$0.48

2001	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	400,951	963,028	1,988,028	n/a
Grade				
Copper (%)	3.93	0.67	1.47	n/a
Soluble copper (%)	n/a	0.60	1.36	n/a
Zinc (%)	1.26	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.88	-	-	n/a
Copper (pounds)				
Produced	10,147,000	11,063,000	41,619,000	62,829,000
Sold	10,147,000	10,845,000	39,880,000	60,872,000
Less: minority interests	-	(3,254,000)	(3,988,000)	(7,242,000)
Net to Aur	10,147,000	7,591,000	35,892,000	53,630,000
Inventory	-	241,000	6,426,000	6,667,000
Other metals produced and sold				
Zinc (pounds)	2,629,000	-	-	2,629,000
Gold (ounces)	2,800	-	-	2,800
Silver (ounces)	78,000	-	-	78,000
Cost per pound of copper sold	$0.39	$0.55	$0.44	$0.45

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked and excludes 836,912 tonnes (2001–1,601,739 tonnes) of dump leach ore, which is currently not being processed.
2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $2.2 million (2001–$2.1 million) where applicable.
3. Comparative figures for the cash operating cost per pound of copper sold have been restated to exclude the non-cash provision for mine closure and site restoration costs.

Aur
RESOURCES INC.

PRODUCTION STATISTICS
Nine months ended September 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	1,120,668	2,829,042	5,424,341	n/a
Grade				
Copper (%)	3.06	0.76	1.56	n/a
Soluble copper (%)	n/a	0.65	1.44	n/a
Zinc (%)	1.67	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.76	-	-	n/a
Copper (pounds)				
Produced	21,919,000	36,286,000	117,800,000	176,005,000
Sold	21,919,000	35,817,000	114,963,000	172,699,000
Less: minority interests	-	(10,745,000)	(11,496,000)	(22,241,000)
Net to Aur	21,919,000	25,072,000	103,467,000	150,458,000
Inventory	-	747,000	4,707,000	5,454,000
Other metals produced and sold				
Zinc (pounds)	10,337,000	-	-	10,337,000
Gold (ounces)	6,200	-	-	6,200
Silver (ounces)	160,000	-	-	160,000
Cost per pound of copper sold	$0.46	$0.48	$0.47	$0.47
2001	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Total**
Ore (tonnes)	1,160,201	2,839,491	5,513,053	n/a
Grade				
Copper (%)	3.46	0.82	1.40	n/a
Soluble copper (%)	n/a	0.72	1.28	n/a
Zinc (%)	1.29	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.78	-	-	n/a
Copper (pounds)				
Produced	25,780,000	34,170,000	120,710,000	180,660,000
Sold	25,780,000	34,532,000	121,367,000	181,679,000
Less: minority interests	-	(10,360,000)	(12,137,000)	(22,497,000)
Net to Aur	25,780,000	24,172,000	109,230,000	159,182,000
Inventory	-	241,000	6,426,000	6,667,000
Other metals produced and sold				
Zinc (pounds)	8,078,000	-	-	8,078,000
Gold (ounces)	7,300	-	-	7,300
Silver (ounces)	194,000	-	-	194,000
Cost per pound of copper sold	$0.46	$0.54	$0.48	$0.49

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked and excludes 2,446,875 tonnes (2001–3,200,814 tonnes) of dump leach ore, which is currently not being processed

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $6.4 million (2001–$6.0 million) where applicable.

3. Comparative figures for the cash operating cost per pound of copper sold have been restated to exclude the non-cash provision for mine closure and site restoration costs.

Aur RESOURCES INC.

Consolidated Statements of Operations

(in thousands of United States dollars except earnings per share) (Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
	$	$	$	$
Operating revenues				
Mining	**42,525**	44,211	**131,590**	144,712
Hedging	**3,776**	7,788	**9,691**	15,128
	46,301	51,999	**141,281**	159,840
Expenses				
Mining	**29,271**	29,558	**87,834**	94,972
Exploration	**836**	497	**2,731**	3,204
Administration	**1,137**	1,084	**3,752**	3,419
Depreciation and amortization	**9,792**	10,022	**30,118**	29,476
Mine closure and site restoration	**277**	685	**1,308**	947
Bank loan interest	**1,331**	2,525	**4,309**	9,267
Other (note 6)	**(47)**	374	**716**	97
	42,597	44,745	**130,768**	141,382
Earnings before taxes and minority interests	**3,704**	7,254	**10,513**	18,458
Income and resource taxes	**(410)**	(158)	**(1,232)**	(773)
Earnings before minority interests	**3,294**	7,096	**9,281**	17,685
Minority interests	**(412)**	(73)	**(1,138)**	(1,627)
Net earnings for the period	**2,882**	7,023	**8,143**	16,058
Basic earnings per share (note 5(b))	**0.03**	0.08	**0.08**	0.17
Diluted earnings per share (note (5(b))	**0.03**	0.06	**0.07**	0.14

Consolidated Statements of Retained Earnings (Deficit)

(in thousands of United States dollars) (Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
	$	$	$	$
Retained earnings (deficit) – beginning of period, as originally stated	**27,352**	8,081	**22,974**	(17,980)
Adjustment to reflect change in accounting policy for in-process inventories (note 1)	-	3,457	-	3,457
Retained earnings (deficit) – beginning of period, as restated	**27,352**	11,538	**22,974**	(14,523)
Reduction of share capital and contributed surplus (note 5(d))	-	-	-	17,980
Net earnings for the period	**2,882**	7,023	**8,143**	16,058
Accretion of equity portion of convertible debt	**(441)**	(479)	**(1,324)**	(1,433)
Retained earnings – end of period	**29,793**	18,082	**29,793**	18,082

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at September 30 2002	As at December 31 2001
	(Unaudited) $	$
Assets		
Current		
Cash	**67,163**	73,791
Receivables	**8,047**	11,898
Inventories and prepaid expenses (note 2)	**59,619**	56,780
	134,829	142,469
Capital assets	**311,635**	320,385
Net future income and resource taxes	**4,967**	5,161
Other	**2,770**	3,659
	454,201	471,674
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**24,667**	24,570
Current portion of bank loan (note 3)	**26,800**	33,921
Current portion of obligation under capital lease	**2,842**	2,651
	54,309	61,142
Bank loan (note 3)	**106,132**	122,029
Liability portion of convertible debt	**1,926**	4,567
Obligation under capital lease	**5,166**	6,744
Obligation on properties purchased	**2,712**	4,457
Mine closure and site restoration	**9,308**	8,349
Minority interests	**31,934**	30,796
	157,178	176,942
	211,487	238,084
Shareholders' equity		
Share capital (note 5)	**174,236**	173,687
Equity portion of convertible debt	**33,074**	30,433
Cumulative translation adjustment	**5,611**	6,496
Retained earnings (note 5(d))	**29,793**	22,974
	242,714	233,590
	454,201	471,674

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
	$	$	**$**	$
Operating activities				
Net earnings for the period	**2,882**	7,023	**8,143**	16,058
Non-cash items -				
Depreciation and amortization	**9,792**	10,022	**30,118**	29,476
Future income and resource taxes	**(87)**	(137)	**194**	119
Mine closure and site restoration	**161**	409	**959**	541
Gain on sale of marketable securities	**(8)**	(1)	**(122)**	(425)
Interest on obligation on properties purchased	**59**	68	**708**	532
Loss on disposal of capital assets	**-**	-	**25**	2
Foreign exchange	**80**	415	**(9)**	513
Minority interests	**412**	73	**1,138**	1,627
	13,291	17,872	**41,154**	48,443
Net change in non-cash working capital items (note 7)	**2,909**	(573)	**1,109**	4,311
	16,200	17,299	**42,263**	52,754
Financing activities				
Principal repayment of bank loan	**(1,498)**	(5,570)	**(23,018)**	(9,810)
Capital lease principal payments	**(59)**	-	**(1,480)**	(1,085)
Common shares issued	**104**	-	**549**	-
Accretion of equity portion of convertible debt	**(441)**	(479)	**(1,324)**	(1,433)
Foreign exchange and other	**168**	197	**83**	444
	(1,726)	(5,852)	**(25,190)**	(11,884)
Investing activities				
Capital asset acquisitions	**(9,118)**	(3,840)	**(17,853)**	(6,683)
Mineral property acquisition	**-**	-	**(3,762)**	-
Mineral property development	**(296)**	-	**(424)**	-
Principal payment on property purchased	**-**	-	**(2,250)**	(1,800)
Proceeds on disposal of capital assets	**-**	1	**-**	8
Proceeds on sale of marketable securities	**8**	1	**579**	1,241
	(9,406)	(3,838)	**(23,710)**	(7,234)
Foreign exchange on cash held in foreign currencies	**(80)**	(415)	**9**	(513)
Increase (decrease) in cash for the period	**4,988**	7,194	**(6,628)**	33,123
Cash – beginning of period	**62,175**	54,867	**73,791**	28,938
Cash – end of period	**67,163**	62,061	**67,163**	62,061

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2002 and 2001
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2001. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2001.

As described in note 2(a) to Aur's audited consolidated financial statements for the year ended December 31, 2001, effective 2001, in order to conform the accounting policies of Compañía Minera Carmen de Andacollo ("CDA") with those of Compañía Minera Quebrada Blanca S.A., Aur changed its accounting policy for in-process inventories at CDA to record these amounts on the balance sheet. Previously, CDA expensed these amounts. The financial impact of this accounting change has been retroactively applied to previous financial years. This change did not affect net earnings or earnings per share for the three month and nine month periods ended September 30, 2001.

2. Inventories and prepaid expenses

	September 30 2002	December 31 2001
	$	$
Cathode copper	**2,538**	974
In-process inventories	**45,319**	45,691
Mine supplies	**8,332**	9,043
Prepaid expenses	**3,430**	1,072
	59,619	56,780

3. Bank loan

	$
Balance at December 31, 2001	155,950
Mandatory principal prepayment – February 15, 2002	(9,281)
Scheduled principal repayment – June 30, 2002	(12,240)
Mandatory principal prepayment – August 15, 2002	(1,497)
Balance at September 30, 2002	132,932
Less:	
Scheduled principal repayment – December 31, 2002	12,400
Scheduled principal repayment – June 30, 2003	14,400
Current portion	26,800
Long-term portion	106,132

Aur RESOURCES INC.

4. Segmented information

(a) Segmented Statements of Operations for the three months ended September 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	6,768	8,498	27,259	-	42,525
Hedging	-	-	-	3,776	3,776
	6,768	8,498	27,259	3,776	46,301
Expenses					
Mining	5,236	5,260	18,775	-	29,271
Exploration	-	-	-	836	836
Administration	-	-	-	1,137	1,137
Depreciation and amortization	1,023	2,210	6,452	107	9,792
Mine closure and site restoration	46	165	66	-	277
Bank loan interest	-	-	-	1,331	1,331
Other	-	146	37	(230)	(47)
	6,305	7,781	25,330	3,181	42,597
Earnings before taxes	463	717	1,929	595	3,704
Income and resource taxes	(473)	(5)	58	310	(110)
Earnings (loss) before minority interests	(10)	712	1,987	605	3,294
Minority interests	-	(213)	(199)	-	(412)
Net earnings (loss)	(10)	499	1,788	605	2,882

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	8,394	7,807	28,010	-	44,211
Hedging	-	-	-	7,788	7,788
	8,394	7,807	28,010	7,788	51,999
Expenses					
Mining	6,071	5,991	17,496	-	29,558
Exploration	-	-	-	497	497
Administration	-	-	-	1,084	1,084
Depreciation and amortization	936	2,226	6,816	44	10,022
Mine closure and site restoration	49	186	450	-	685
Bank loan interest	-	-	-	2,525	2,525
Other	-	222	195	(43)	374
	7,056	8,625	24,957	4,107	44,745
Earnings (loss) before taxes	1,338	(818)	3,053	3,681	7,254
Income and resource taxes	(501)	(4)	141	206	(158)
Earnings (loss) before minority interests	837	(822)	3,194	3,887	7,096
Minority interests	-	246	(319)	-	(73)
Net earnings (loss)	837	(576)	2,875	3,887	7,023

Aur RESOURCES INC.

(b) **Segmented Statements of Operations for the nine months ended September 30**

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	22,093	26,143	83,354	-	131,590
Hedging	-	-	-	9,691	9,691
	22,093	26,143	83,354	9,691	141,281
Expenses					
Mining	16,402	17,249	54,183	-	87,834
Exploration	-	-	-	2,731	2,731
Administration	-	-	-	3,752	3,752
Depreciation and amortization	3,028	6,970	19,769	351	30,118
Mine closure and site restoration	135	523	650	-	1,308
Bank loan interest	-	-	-	4,309	4,309
Other	-	415	22	279	716
	19,565	25,157	74,624	11,422	130,768
Earnings (loss) before taxes	2,528	986	8,730	(1,731)	10,513
Income and resource taxes	(1,865)	(15)	(259)	907	(1,232)
Earnings (loss) before minority interests	663	971	8,471	(824)	9,281
Minority interests	-	(291)	(847)	-	(1,138)
Net earnings (loss)	663	680	7,624	(824)	8,143

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	23,986	27,025	93,701	-	144,712
Hedging	-	-	-	15,128	15,128
	23,986	27,025	93,701	15,128	159,840
Expenses					
Mining	17,826	18,660	58,486	-	94,972
Exploration	-	-	-	3,204	3,204
Administration	-	-	-	3,419	3,419
Mine closure and site restoration	143	354	450	-	947
Depreciation and amortization	2,708	6,883	19,770	115	29,476
Bank loan interest	-	-	-	9,267	9,267
Other	3	727	(211)	(422)	97
	20,680	26,624	78,495	15,583	141,382
Earnings (loss) before taxes	3,306	401	15,206	(455)	18,458
Income and resource taxes	(1,355)	(12)	(101)	695	(773)
Earnings before minority interests	1,951	389	15,105	240	17,685
Minority interests	-	(117)	(1,510)	-	(1,627)
Net earnings	1,951	272	13,595	240	16,058

RESOURCES INC.

(c) Segmented Balance Sheets as at

September 30, 2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	504	2,399	21,422	42,838	67,163
Receivables	4,132	455	1,992	1,468	8,047
Inventories and prepaid expenses	659	8,493	50,284	183	59,619
	5,295	11,347	73,698	44,489	134,829
Capital assets	6,360	49,951	250,670	4,654	311,635
Net future income and resource taxes	-	4,334	(2,754)	3,387	4,967
Other	-	-	672	2,098	2,770
	11,655	65,632	322,286	54,628	454,201
Liabilities					
Current					
Accounts payable and accrued liabilities	1,237	2,386	12,969	8,075	24,667
Current portion of bank loan	-	-	-	26,800	26,800
Current portion of obligation under capital lease	-	2,307	535	-	2,842
	1,237	4,693	13,504	34,875	54,309
Bank loan	-	-	-	106,132	106,132
Liability portion of convertible debt	-	-	-	1,926	1,926
Obligation under capital lease	-	4,197	969	-	5,166
Obligation on properties purchased	-	-	-	2,712	2,712
Mine closure and site restoration	1,024	1,365	6,376	543	9,308
Minority interests	-	13,905	18,029	-	31,934
	2,261	24,160	38,878	146,188	211,487

December 31, 2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	331	525	26,335	46,600	73,791
Receivables	6,458	410	2,099	2,931	11,898
Inventories and prepaid expenses	693	9,078	46,499	510	56,780
	7,482	10,013	74,933	50,041	142,469
Capital assets	9,400	56,422	254,033	530	320,385
Net future income and resource taxes	-	4,334	(2,560)	3,387	5,161
Other	-	-	1,309	2,350	3,659
	16,882	70,769	327,715	56,308	471,674
Liabilities					
Current					
Accounts payable and accrued liabilities	1,587	2,230	12,561	8,192	24,570
Current portion of bank loan	-	-	-	33,921	33,921
Current portion of obligation under capital lease	-	2,214	437	-	2,651
	1,587	4,444	12,998	42,113	61,142
Bank loan	-	-	-	122,029	122,029
Liability portion of convertible debt	-	-	-	4,567	4,567
Obligation under capital lease	-	5,374	1,370	-	6,744
Obligation on properties purchased	-	-	-	4,457	4,457
Mine closure and site restoration	887	1,021	5,900	541	8,349
Minority interests	-	13,614	17,182	-	30,796
	2,474	24,453	37,450	173,707	238,084

RESOURCES INC.

(d) Segmented Statements of Cash Flow for the three months ended September 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	(10)	499	1,788	605	2,882
Non-cash items	1,353	2,482	6,692	(118)	10,409
	1,343	2,981	8,480	487	13,291
Net change in non-cash working capital items	2,194	(318)	772	261	2,909
	3,537	2,663	9,252	748	16,200
Financing activities					
Principal repayment of bank loan	-	-	-	(1,498)	(1,498)
Capital lease principal payments	-	-	(59)	-	(59)
Common shares issued	-	-	-	104	104
Accretion of equity portion of convertible debt	-	-	-	(441)	(441)
Foreign exchange and other	-	-	-	168	168
	-	-	(59)	(1,667)	(1,726)
Investing activities					
Capital asset acquisitions	-	(592)	(8,516)	(10)	(9,118)
Mineral property acquisition and development	-	-	-	(296)	(296)
Other	-	-	-	8	8
	-	(592)	(8,516)	(298)	(9,406)
Foreign exchange on cash held in foreign currency	-	-	-	(80)	(80)
Intercompany/divisional funding (distributions)	(3,527)	(2,128)	(470)	6,125	-
Increase (decrease) in cash for the period	10	(57)	207	4,828	4,988
Cash – beginning of period	494	2,457	21,215	38,009	62,175
Cash – end of period	504	2,400	21,422	42,837	67,163

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	837	(576)	2,875	3,887	7,023
Non-cash items	1,177	1,951	7,445	276	10,849
	2,014	1,375	10,320	4,163	17,872
Net change in non-cash working capital items	(1,296)	941	428	(646)	(573)
	718	2,316	10,748	3,517	17,299
Financing activities					
Principal repayment of bank loan	-	-	-	(5,570)	(5,570)
Accretion of equity portion of convertible debt	-	-	-	(479)	(479)
Foreign exchange and other	-	-	-	197	197
	-	-	-	(5,852)	(5,852)
Investing activities					
Capital asset acquisitions	(24)	(250)	(3,566)	-	(3,840)
Other	5	-	-	(3)	2
	(19)	(250)	(3,566)	(3)	(3,838)
Foreign exchange on cash held in foreign currency	-	-	-	(415)	(415)
Intercompany/divisional funding distributions	(994)	(2,190)	(1,573)	4,757	-
Increase (decrease) in cash for the period	(295)	(124)	5,609	2,004	7,194
Cash – beginning of period	332	820	22,698	31,017	54,867
Cash – end of period	37	696	28,307	33,021	62,061

Aur RESOURCES INC.

(e) Segmented Statements of Cash Flow for the nine months ended September 30

2002	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	663	680	7,624	(824)	8,143
Non-cash items	4,445	7,630	21,287	(351)	33,011
	5,108	8,310	28,911	(1,175)	41,154
Net change in non-cash working capital items	2,010	697	(3,271)	1,673	1,109
	7,118	9,007	25,640	498	42,263
Financing activities					
Principal repayment of bank loan	-	-	-	(23,018)	(23,018)
Capital lease principal payments	-	(1,177)	(303)	-	(1,480)
Common shares issued	-	-	-	549	549
Accretion of equity portion of convertible debt	-	-	-	(1,324)	(1,324)
Foreign exchange and other	-	-	-	83	83
	-	(1,177)	(303)	(23,710)	(25,190)
Investing activities					
Capital asset acquisitions	-	(1,409)	(16,405)	(39)	(17,853)
Mineral property acquisition and development	-	-	-	(4,186)	(4,186)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	-	-	-	579	579
	-	(1,409)	(16,405)	(5,896)	(23,710)
Foreign exchange on cash held in foreign currency	-	-	-	9	9
Intercompany/divisional funding (distributions)	(6,945)	(4,546)	(13,845)	25,336	-
Increase (decrease) in cash for the period	173	1,875	(4,913)	(3,763)	(6,628)
Cash – beginning of period	331	525	26,335	46,600	73,791
Cash – end of period	504	2,400	21,422	42,837	67,163

2001	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings	1,951	272	13,595	240	16,058
Non-cash items	3,581	7,028	21,832	(56)	32,385
	5,532	7,300	35,427	184	48,443
Net change in non-cash working capital items	1,447	871	7,511	(5,518)	4,311
	6,979	8,171	42,938	(5,334)	52,754
Financing activities					
Principal repayment of bank loan	-	-	-	(9,810)	(9,810)
Principal repayment of mine equipment under capital lease	-	(1,085)	-	-	(1,085)
Accretion of equity portion of convertible debt	-	-	-	(1,433)	(1,433)
Foreign exchange	-	-	-	444	444
	-	(1,085)	-	(10,799)	(11,884)
Investing activities					
Capital asset acquisitions	(214)	(1,208)	(4,936)	(325)	(6,683)
Principal payment on property purchased	-	-	-	(1,800)	(1,800)
Proceeds on sale of marketable securities	-	-	-	1,241	1,241
Other	6	-	-	8	8
	(208)	(1,208)	(4,936)	(317)	(7,234)
Foreign exchange on cash held in foreign currency	-	-	-	(513)	(513)
Intercompany/divisional funding distributions	(7,118)	(6,015)	(17,571)	30,704	-
Increase (decrease) in cash for the period	(347)	(137)	20,431	13,176	33,123
Cash – beginning of period	384	833	7,876	19,845	28,938
Cash – end of period	37	696	28,307	33,021	62,061

Aur RESOURCES INC.

5. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	2002		2001	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**90,755**	**173,686**	90,730	188,800
Reduction of share capital	-	-	-	(15,145)
Share purchase options exercised	**343**	**549**	-	-
Conversion of Class B shares	**1,300**	**1**	-	-
Balance – end of period	**92,398**	**174,236**	90,730	173,655
Class B shares				
Balance – beginning and end of period	**2,000**	**1**	2,000	1
Conversion into common shares	**(2,000)**	**(1)**	-	-
Balance – end of period	-	-	2,000	1
		174,236		173,656

(b) Earnings per common share

	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
	$	$	$	$
(i) Basic				
Numerator				
Net earnings	**2,882**	7,023	**8,143**	16,058
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**(286)**	(275)	**(858)**	(825)
Income available to shareholders	**2,596**	6,748	**7,285**	15,233
Denominator (# 000's)				
Weighted average number of shares	**91,642**	90,730	**91,642**	90,730
Basic earnings per share	**0.03**	0.08	**0.08**	0.17
(ii) Diluted				
Numerator				
Income available to shareholders	**2,596**	6,748	**7,285**	15,233
Denominator (# 000's)				
Weighted average number of shares	**91,642**	90,730	**91,642**	90,730
Potential issuance of shares from convertible debt	**14,245**	21,711	**14,245**	21,711
Potential issuance of shares from purchase options	**1,190**	199	**1,190**	199
	107,077	112,640	**107,077**	112,640
Diluted earnings per share	**0.03**	0.06	**0.07**	0.14

Aur RESOURCES INC.

(c) Conversion of Class B shares into common shares

On April 25, 2002, Aur's shareholders approved an amendment to the articles of Aur to convert each of the 2.0 million issued Class B shares of Aur into 0.65 of a common share, being 1.3 million common shares in the aggregate, and thereby eliminating the Class B shares of Aur.

(d) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

(e) Stock-based compensation plans

At September 30, 2002, Aur had one stock-based compensation plan, which is described below. Aur applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for its employee share purchase option plan.

Aur has a common share purchase option plan (the "Plan") for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at September 30, 2002:

Outstanding				Exercisable	
Range of exercise prices per share	Balance	Weighted average months remaining	Weighted average exercise price per share	Balance	Weighted average exercise price per share
CDN$	#	#	CDN$	#	CDN$
1.65 to 1.96	739,442	38	1.96	484,442	1.96
2.07 to 2.25	1,270,000	30	2.22	1,114,250	2.24
2.26 to 2.95	552,200	25	2.46	474,200	2.46
3.00 to 4.73	784,781	19	3.64	579,003	3.52
7.11 to 8.10	27,999	14	7.90	27,999	7.90
	3,374,422		2.58	2,679,894	2.56

The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended:

	September 30, 2002			
	Three months ended		Nine months ended	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	#	CDN$	#	CDN$
Balance – beginning of period	3,464,422	2.60	3,752,222	2.98
Granted	10,000	4.30	232,223	3.95
Exercised	(70,000)	2.28	(342,800)	2.45
Expired	(30,000)	6.73	(267,223)	7.64
Forfeited	-	-	-	-
Balance – end of period	3,374,422	2.58	3,374,422	2.58

Had stock-based compensation for options granted since January 1, 2002 under the Plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, Aur's pro forma net earnings and earnings per share would be as follows:

	September 30, 2002			
	Three months ended		Nine months ended	
	$	$/share	$	$/share
Net earnings, as reported	2,882	0.03	8,143	0.08
Stock-based compensation expense	(24)	-	(56)	-
Pro forma net earnings	2,858	0.03	8,087	0.08

For purposes of the above, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0%, expected volatility of 44%, risk-free interest rate of 4.2% and expected life of 36 months.

6. Other expenses (revenues)

	Three months ended September 30		Nine months ended September 30	
	2002	2001	**2002**	2001
	$	$	$	$
Interest on obligation under capital lease	**202**	232	**517**	805
Interest and other income	**(805)**	(794)	**(1,730)**	(2,440)
Interest and financing costs	**468**	848	**1,507**	1,003
Foreign exchange	**(106)**	314	**20**	764
Gain on sale of marketable securities and investments	**(8)**	(1)	**(122)**	(425)
Other	**202**	(225)	**524**	390
	(47)	374	**716**	97

Aur RESOURCES INC.

7. **Supplementary cash flow information**

	Three months ended September 30		**Nine months ended September 30**	
	2002	2001	**2002**	2001
	$	$	**$**	$
Receivables	**1,691**	(2,058)	**3,851**	7,463
Inventories	**(1,081)**	(871)	**(2,839)**	2,371
Accounts payable and accrued liabilities	**2,299**	2,356	**97**	(5,523)
	2,909	(573)	**1,109**	4,311
Other information:				
Interest paid	**1,369**	4,022	**4,411**	10,852
Income, resource and capital taxes paid	**288**	150	**880**	2,364

8. **Fair value of financial instruments**

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is nil while the market value as at September 30, 2002 was $556 (December 31, 2001 – $1,751). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at September 30, 2002 was a gain of $nil (December 31, 2001 – gain of $216). The estimated fair value of Aur's forward sales and purchased copper call options based on commodity prices as at September 30, 2002 was a gain of $16,605 (December 31, 2001 – gain of $26,060).

9. **Contingent liability**

The Canada Customs and Revenue Agency ("CCRA") is in the course of conducting an audit of Aur's income tax returns for the 1996 to 1999 taxation years. As part of its audit, CCRA has questioned Aur's deduction of non-capital losses that arose from a predecessor corporation, Canada Tungsten Inc. ("CTI"), upon the amalgamation of Aur and CTI on January 1, 1997. At that time, CTI had non-capital losses totalling $39 million, all of which have been deducted by Aur in its 1997 to 2001 taxation years. For non-capital losses to be deductible to a successor corporation, the Income Tax Act (Canada) (the "Act") requires that the successor corporation continue to carry on the business of the predecessor corporation in Canada. Aur is of the viewpoint that it continued to carry on the Canadian mining business of CTI, which business included the acquisition, disposition and exploration of mineral properties and the development and mining of mineral resources in Canada. Accordingly, Aur believes that all of CTI's non-capital loss carryforwards were deductible by Aur for purposes of the Act. CCRA has requested submissions from Aur outlining its position with respect to whether Aur, as successor, continued to carry on CTI's Canadian mining business. It is the opinion of management that Aur's income tax filings are correct. No reassessments of Aur's tax returns have been issued by CCRA. Should CCRA reassess, Aur would be required to prepay the resultant tax liabilities, estimated to be $6.7 million, plus interest, while Aur contests any such reassessment in the courts. At this time, the outcome of the resolution of this potential reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the financial statements; however, should Aur ultimately be unsuccessful in deducting the non-capital losses of CTI, Aur would record a charge to earnings of $10.1 million, plus interest. Aur intends to vigorously contest any such reassessment.